Exhibit 99.1

Jowell Global Ltd. Regains Compliance with Nasdaq’s Minimum Bid Price Rule

SHANGHAI, November 13, 2023 (PRNewswire) -- Jowell Global Ltd. (“Jowell Global” or the “Company”) (NASDAQ: JWEL), one of the leading cosmetics, health and nutritional supplements, and household products e-commerce platforms in China, today announced that, it has regained compliance with the minimum bid price requirement under the continued listing requirements of the Nasdaq Stock Market LLC (“Nasdaq”).

On November 10, 2023, the Company received a written notification from Nasdaq’s Listing Qualifications Department stating that the closing bid price of the Company’s common stock has been $1.00 per share or greater for 10 consecutive trading days, from October 27, 2023 to November 9, 2023. Accordingly, the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2).

About Jowell Global Ltd.

Jowell Global Ltd. (the “Company”) is one of the leading cosmetics, health and nutritional supplements and household products e-commerce platforms in China. We offer our own brand products to customers and also sell and distribute health and nutritional supplements, cosmetic products and certain household products from other companies on our platform. In addition, we allow third parties to open their own stores on our platform for a service fee based upon sale revenues generated from their online stores and we provide them with our unique and valuable information about market needs, enabling them to better manage their sales effort, as well as an effective platform to promote their brands. The Company also sells its products through authorized retail stores all across China, which operate under the brand names of “Love Home Store” or “LHH Store” and “Juhao Best Choice Store”. For more information, please visit http://ir.1juhao.com/

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "target," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; financial condition and results of operations; product and service demand and acceptance; reputation and brand; the impact of competition and pricing; changes in technology; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For investor and media inquiries, please contact:

Jowell Global Ltd.
Ms. Jessie Zhao
Email: IR@1juhao.com